NO ACT

PE
2-20-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09035293

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

Re: Kraft Foods Inc.

Dear Ms. Ward:

This is in regard to your letter dated February 20, 2009 concerning the shareholder proposal submitted by Nancy Freeman for inclusion in Kraft's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kraft therefore withdraws its January 5, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St, Suite 510
San Francisco, CA 94104

Kraft Foods

Carol J. Ward
Vice President and Corporate Secretary

February 20, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the As You Sow Foundation to Kraft Foods Inc. Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 5, 2009, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that Kraft Foods Inc. (the "Company"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by the As You Sow Foundation, on behalf of Ms. Nancy Freeman (the "Proponent").

Enclosed is a letter from the Proponent to the Company transmitted on February 20, 2009, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the January 5, 2009 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (847) 646-8694 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653 with any questions in this regard.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

CJW/gjb
Enclosures

cc: Amy L. Goodman, Gibson, Dunn & Crutcher LLP
Michael Passoff, As You Sow Foundation

100605823_1.DOC

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

EXHIBIT A

February 20, 2008

Irma Villarreal
Chief Counsel and Assistant Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive,
Northfield, IL. 60093

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

Dear Irma,

This is to inform you that As You Sow is withdrawing its shareholder resolution requesting that the Kraft board report on the company's polices on the use of nanomaterials in food products and packaging.

As You Sow and other members of our shareholder group would like to thank Kraft for meeting with us on February 2, 2009. We feel confident that our company has entered into a good faith dialogue with us, and that the senior managers at that meeting provided the information requested and fulfilled the spirit of the resolution (warranting its withdrawal) even though the company did not agree to provide a written report.

We believe that increased diligence and transparency regarding product safety will only serve to further enhance our company's reputation and long term shareholder value. We look forward to working with you in the future.

Yours truly,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Kraft Foods

Carol J. Ward
Vice President and Corporate Secretary

January 5, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the As You Sow Foundation to Kraft Foods Inc.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Kraft Foods Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the As You Sow Foundation, on behalf of Ms. Nancy Freeman (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that "the Board publish by October 1, 2009, at reasonable cost and excluding proprietary information, a report on Kraft Foods' policies on the use of nanomaterials in products and packaging. This report should identify Kraft Food product or packaging categories that currently contain nanomaterials, and discuss any initiatives or

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.8694 • Fax 847.646.2753

actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health impacts." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Under well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business activities, namely, product development and risk assessment.

The Commission has stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release also provides that certain proposals that involve significant policy issues would not be excludable because they transcend day-to-day business matters and raise policy issues so significant that it would be appropriate to address them through a shareholder vote.

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

A. The Proposal May Be Excludable Because It Relates to Product Development

It is well established that shareholder proposals relating to the development of products and product lines, including the choices of processes and supplies used in the preparation of a company's products and any packaging thereof, are excludable as relating to a company's ordinary business operations. For example, in *Applied Digital Solutions, Inc.* (avail. Apr. 25, 2006), the Staff, citing product development, permitted the exclusion of a proposal requesting a report on the "harm the continued sale and use of [radio frequency identification] chips could have to the public's privacy, personal safety, and financial security." Similarly, the Staff on numerous occasions has taken the position that a company's selection of ingredients or materials for inclusion in its products, within parameters established by U.S. Food and Drug Administration ("FDA") regulations and state and federal legislation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7) and its predecessor. *See The Coca-Cola Co.* (avail. Jan. 22, 2007) (permitting exclusion of a proposal that the company stop caffeinating its root beer and other beverages, as well as adopt specific requirements relating to labeling caffeinated beverages); *Seaboard Corp.* (avail Mar. 3, 2003) (permitting exclusion of a proposal relating to the type and amounts of antibiotics given to healthy animals); *Hormel Foods Corp.* (avail. Nov. 19, 2002) (permitting exclusion of a proposal relating to a review of and report on the use of antibiotics by meat suppliers); *The Kroger Co.* (avail. Mar. 23, 1992) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to products and product lines retailed by the company, including the choice of processes and supplies used in the preparation of its products); *Borden, Inc.* (avail. Jan. 16, 1990) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products). Analogous to *Applied Digital Solutions, Coca-Cola, Seaboard, Hormel, Kroger* and *Borden*, the Proposal addresses the Company's decisions regarding the ingredients or materials contained in the Company's products and/or packaging. In determining the ingredients or materials to be used in any particular product, whether a food product, packaging or otherwise, the Company takes into account a number of factors, including governmental rules and regulations, consumer preferences and the product's taste profile, as applicable. Such decisions are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such matters.

The Staff also recently permitted the exclusion of another proposal relating to the use of nanomaterials. In *Wal-Mart Stores, Inc.* (avail. Mar. 11, 2008), the Staff permitted Wal-Mart to exclude a proposal seeking a report on Wal-Mart's product safety policies with respect to nanomaterials. Wal-Mart argued that the proposal was an attempt to "micro-manage" its retail business practices; "by having the [c]ompany summarize any new initiatives or actions management is taking regarding products that may include nanomaterials, the [p]roponent seeks to have the shareholders involved in managing how the [c]ompany selects and assesses the safety of the products it sells," which are matters that are part of the company's day-to-day, ordinary business operations. The Staff concurred that the

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

proposal could be excluded pursuant to Rule 14a-8(i)(7) as relating to the company's ordinary business (sale of particular products). Similarly, the Proposal relates to the Company's ordinary business – the use of nanomaterials in product development – and is excludable pursuant to Rule 14a-8(i)(7).

Under certain circumstances, the Staff has deemed decisions relating to products to involve significant policy issues. These generally have involved the use of ingredients or materials which clearly presented, or were widely viewed in the scientific community as presenting, a demonstrated negative effective on human health. *See, e.g.*, *The Coca-Cola Co.* (cited above); *H.J. Heinz Co.* (avail. June 2, 1999) (permitting exclusion of a proposal requesting that the company stop adding a certain food coloring to its pickles). In *Walgreen Co.* (avail. Oct. 13, 2006) a proposal requesting a report related to suspected carcinogens, mutagens, reproductive toxicants, and certain other chemicals in the company's private label cosmetics and personal care product was found to not involve a significant policy issue and to be excludable as relating to the company's ordinary business operations. Notably, the proposal in *Walgreen* mentioned that specific types of FDA approvals were required with respect to the cosmetic products. The ingredients and materials the Company uses in the production of its products and packaging are regulated by the FDA. The determination as to whether the Company's policies should be more stringent than relevant statutory and regulatory requirements, as the Proposal suggests, is a matter related to the Company's ordinary business operations. *See Applied Digital Solutions; Walgreen; Hormel* (each cited above). As such, although the Proposal makes certain unsubstantiated references to the health and environmental effects of nanomaterials, it provides no evidence that nanomaterials pose a significant health risk or are a significant policy issue. Furthermore, in *Wal-Mart*, the Staff did not find that nanomaterials were a significant policy issue.

Thus, because the Proposal pertains to ordinary business operations, namely product development, which the Company's Board and management have been entrusted to oversee, and does not involve a matter of significant social policy, it is excludable under Rule 14a-8(i)(7).

B. The Proposal is Excludable Because It Requests that the Company Engage in an Internal Assessment of the Risks and Liabilities that the Company Faces as a Result of Its Operations

It is well established that shareholder proposals addressing assessments of risk arising out of a company's business operations are excludable. In Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("SLB 14C"), the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Thus, under the Staff's interpretive position as summarized in SLB 14C, the issue is whether the Proposal and its supporting statement, taken as a whole, "focus on . . . an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." For example, the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking that a company's board assess "how the company is responding to rising regulatory, competitive and consumer pressure to address climate change" *Centex Corp.* (avail. May 14, 2007). Similarly, in *Avista Corp.* (avail. Mar. 12, 2007), the Staff concurred that the company could exclude a proposal requesting that the company report "on the impact on the company of certain dams, and that this study should expressly include an evaluation of the company's assets that affect Spokane Falls." The supporting statement in *Avista* stated that "it is timely for Avista to relook at its dams as part of its energy-producing portfolio," clearly suggesting that the company's "study of assets" should consider eliminating its dams. Similarly, as discussed below, the Proposal's supporting statement contains several statements indicating its focus on the assessment of risk and liability.

In contrast, in *E.I. du Pont de Nemours and Co.* (avail. Feb. 24, 2006), the proposal requested a report on the implications of the company taking specific steps identified in the proposal (specifically, reducing the use and storage of extremely hazardous substances, reengineering process and locating facilities outside high population areas) to reduce the risk to the public from the company's operations. The Staff did not concur that the proposal involved "an evaluation of risk" that would permit it to be excluded under Rule 14a-8(i)(7). Likewise, in *CVS Corp.* (avail. Mar. 3, 2006), the Staff did not concur that a proposal was excludable as involving an evaluation of risk when the proposal requested "a report evaluating the feasibility of CVS reformulating all of its private label cosmetics products to be free of chemicals linked to [certain public health concerns]." These proposals are both dissimilar from the Proposal in that, in *DuPont* and *CVS*, the proposals requested that the company take specific, identified steps to minimize and eliminate operations that were alleged to endanger public health and safety.

Unlike the proposals considered in *DuPont* and *CVS*, the Proposal and its supporting statement are principally focused on an internal assessment of the risks and liabilities that the Company faces as a result of operations that the Proponent believes could potentially have an adverse effect on the environment and the public's health. The Proposal does not request that the Company minimize or eliminate nanomaterials from its products or packaging, but instead asks the Company to report on "any initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health impacts." Although the Proponent may want the Company's report on risks and liabilities to provide support for eliminating the use of nanomaterials, the Proposal does not call on the Company to eliminate or minimize such materials. Rather, it only calls on the Company to report on its initiatives or actions (many of which may already have been evaluated by the Company in the ordinary course of business and may include a wide range of options that do not in any means involve minimizing or eliminating the Company's use of nanomaterials). Furthermore, as noted above, the supporting statement focuses on the alleged risks or

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

liabilities that the Proponent believes the Company faces as a result of its operations. As the Proponent states in the supporting statement:

> Given recent scientific findings, proponents believe companies that use nanomaterials in consumer products may face significant liability and reputational risks. The insurance giant, Swiss Re, notes that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to, give the new properties – hence different behavior – of nanotechnologically manufactured products . . ."

The Proponent also states in the supporting statement that it is "particularly concerned about liability from nanotechnology in this type of consumer product, including snack foods or other products marketed to children." This language demonstrates that the thrust of the Proposal and supporting statement is addressed to the risk assessments that are required as part of a diversified manufacturing company's ordinary business operations, and does not (in the words of SLB 14C) "focus on the [C]ompany minimizing or eliminating operations." As a manufacturer of a multitude of products, most of which are meant for human consumption, the Company must constantly evaluate a wide array of potential risks and liabilities in determining how to manufacture, package, distribute and market certain products.

While the Proposal attempts to address the distinction referenced in SLB 14C by referring to "initiatives or actions ... to reduce or eliminate potential human health impacts," rather than specifically requesting an evaluation of "risks," the request nevertheless necessitates that the Company report on an assessment of potential benefits and risks of various alternative actions and is not directed at eliminating the Company's use of nanomaterials. Other no-action letters make it clear that the Rule 14a-8(i)(7) analysis does not hinge on whether the shareholder proposal refers specifically to an assessment of risk and instead takes into account the underlying focus of the proposal and supporting statement. For example, in *Pulte Homes Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude, as relating to "evaluation of risk," a proposal requesting that the company "assess its response" to rising regulatory, competitive, and public pressure to increase energy efficiency. *See also Hewlett-Packard Co.* (avail. Dec. 12, 2006) (concurring with the exclusion of a shareholder proposal requesting a report on the development of the company's policy on greenhouse gas emissions); *Wells Fargo & Co. (SEUI)* (avail. Feb. 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change was excludable because it called for an evaluation of risk); *Dow Chemical Co.* (avail. Feb. 13, 2004) (concurring with the exclusion of a proposal requesting that the board publish a report including a listing of the "reasonable range of projected costs of remediation or liability anticipated"). Thus, because the Proposal, by its own terms, requests an evaluation of "initiatives or actions" and focuses on the risks and liabilities that the Company may incur as a result of its use of nanomaterials, it pertains to ordinary business operations which the Company's Board and management have been entrusted to oversee and is excludable under Rule 14a-8(i)(7).

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

II. The Proposal May Be Excluded Under Rule 14a-8(i)(5) Because It Relates to Operations Which Account For Less Than Five Percent of the Company's Total Assets at the End of Its Most Recent Fiscal Year, And For Less Than Five Percent of Its Net Earnings and Gross Sales For Its Most Recent Fiscal Year, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal relating to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business.

During 2008 the Company did not use nanomaterials in its food products, and no food products made with nanotechnology are currently in development. In 2009, the Company may introduce packaging made with a process that involves nanotechnology at certain steps in the production of packaging material. The packaging may be used for two of the Company's products; however, it estimates that the total costs for such packaging will not exceed $8 million annually, as compared to the Company's product revenues which exceeded $37 billion for the year ended December 31, 2007. Currently, the Company does not expect its near term research and development costs for development of this packaging to exceed $1 million cumulatively with the cost of such packaging material not to exceed $15 million annually. As such, the quantitative importance of nanomaterials as they relate to the Company's products is clearly well beneath the thresholds specified in Rule 14a-8(i)(5).

In addition, nanomaterials have not been found to raise a significant social policy issue (*see Wal-Mart Stores, Inc.* (avail. Mar. 11, 2008) (Staff permitted exclusion of a proposal relating to the use of nanomaterials)) and are not "otherwise significantly related to" the business of the Company. The Company is in the business of manufacturing and marketing packaged food products and beverages. The Staff has at times taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Exchange Act Release No. 19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* But even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. This is not the case with nanomaterials and the Company. *Compare American Stores Co.* (avail. Mar. 25, 1994) (sale of tobacco products by one of the nation's leading food and drug retailers was "not otherwise significantly related to" its business), and *Kmart Corp.* (avail. Mar. 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business), *with CONSOL Energy* (avail. Mar. 23, 2007) (Staff did not concur with respect to a proposal which requested a report on how the company is responding to rising regulatory, competitive and public pressure to reduce carbon dioxide and other emissions from company power plants), and *Cisco Systems, Inc. (Lau)* (avail. Sept. 19, 2002) (Staff did not concur with respect to a proposal that requested a report on the capabilities of the company's hardware and software products that allow monitoring and/or recording Internet traffic). Similar to *American Store* and *Kmart* and unlike *CONSOL Energy* and *Cisco Systems*, the use of nanomaterials does not have a meaningful relationship to the Company's business.

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

Accordingly, we believe that as a result of the insignificance of the Proposal to the Company's business, the Proposal is excludable in its entirely under Rule 14a-8(i)(5).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 646-8694 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

CJW/jag
Enclosures

cc: Amy L. Goodman, Gibson, Dunn & Crutcher LLP
Michael Passoff, As You Sow Foundation

100578802_10.DOC

Kraft Foods • Three Lakes Drive • Northfield, IL 60093 • Phone 847.646.3400 • Fax 847.646.4701

EXHIBIT A

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

RECEIVED OCT 21 2008

October 15, 2008

Dear Ms. Ward:

Domini Social Investments and As You Sow, with the support of our colleagues in the Investor Environmental Health Network, are writing to inquire about how Kraft Foods Inc. is managing the issue of nanomaterials as ingredients in its products.

The Investor Environmental Health Network is a coalition of investors and investment analysts from 22 firms collectively representing more than $41 billion in assets under management. (See complete list at www.iehn.org.) We believe that strong management as well as environmental, social and governance practices are linked to shareholder value. As such, a key element of our work involves engaging with companies to promote stronger corporate responsibility practices and disclosure.

As shareholders of Kraft Food with combined holdings of approximately 8,151 shares, we are writing to express our concern over the use of nanomaterials in foods, food packaging and food contact materials. Given recent scientific findings, we believe companies that use or intend to use nanomaterials in consumer products may face significant financial, legal or reputational risks.

Our use of the term "nanomaterials" refers to inclusion in the final product of nano-scale chemicals of less than 300 nanometers (nm) in any single dimension. A nanometer measures one-billionth of a meter. The primary attraction of intentionally engineered nanotechnologies is the ability to design materials that demonstrate new or different chemical, biological, or physical properties, such as breathable, stain-shedding coatings for apparel, or production of stronger flavorings, colorings and nutritional additives and packaging to increase food shelf life by detecting spoilage, bacteria, or the loss of food nutrients.

As shareholders of Kraft Foods we have several questions related to this matter:

- Does Kraft Foods sell any nano-enabled products, or products that contain nano-scale chemicals in the final product, including product packaging?
- If it does, what are these products/product lines?
- If it does, are these products labeled as containing nanomaterials, for example in the ingredient label?
- As Kraft is a global food company, does the presence or absence of nanomaterials and labeling of products containing nanomaterials vary according to geographical market (e.g., United States versus Europe)?

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

- Has the company performed its own safety tests? If so, please provide us with any relevant information.

- Has the company performed lifecycle assessments or tests of any products containing nanomaterials, or done research on the health and environmental effects of particular nanomaterials as they enter the waste stream? If so, have these data been made available to the public and to regulators?

- Has the company explored alternatives to the use of nanomaterials (under 300 nm in any dimension)?

- Does the company have plans to phase out the use of nanomaterials in products, or to increase their use? How do these plans vary across Kraft's geographical markets?

- Has the company issued any public statements on the use of nanomaterials in its product packaging, or made any announcements to the effect that its product packaging is free of nanomaterials?

- Is the company participating in dialogues with non-governmental organizations or stakeholders regarding nanotechnologies? If so, please provide details.

By way of background, we have provided detail on potential risks to human health, the environment, and investors below.

Health and Environmental Risks:
There is a rapidly expanding body of scientific studies demonstrating that some of the nanomaterials now being used in foods and agricultural products may introduce new risks to human health and the environment. For example, nanoparticles of silver, titanium dioxide, zinc and zinc oxide, materials now used in nutritional supplements, food packaging and food contact materials, have been found to be more toxic in nano-scale form than their normal-scale form, when tested with cells or small aquatic organisms in laboratory tests. Studies suggest that some nanomaterials may be toxic to ecologically important species such as water fleas.

In a 2008 report titled *Nanotechnology in Food & Agriculture: Out of the Laboratory and Onto Our Plates*, Friends of the Earth (FoE) details the risks from nanotechnology in general and recommends that consumers avoid food products containing nanomaterials. The report explains that nanomaterials, by virtue of their tiny size and therefore larger surface-area-to-mass ratio, are much more chemically reactive than their normal-scale counterparts. Also because of their small size, the report asserts that nanomaterials are more likely to pass through biological membranes, circulate through the body, and enter cells. This combination of increased reactivity and increased bioavailability of nanoparticles pose novel health risks that have yet to be fully studied. According to the FoE report:

> Because of their very small size, nanoparticles also have much greater access to our bodies, so they are more likely than larger particles to enter cells, tissues and organs. These novel properties offer many new opportunities for food industry applications, for example as potent nutritional additives, stronger flavorings and colorings, or antibacterial ingredients for food packaging. However these same properties may also result in greater toxicity risks for human health and the environment.[1]

---

[1] Friends of the Earth, Georgia Miller et. Al, *Nanotechnology in Food & Agriculture: Out of the Laboratory and Onto Our Plates,* March, 2008. http://www.foe.org/nano_sunscreens_guide/ Nano_Sunscreens.pdf

Unfortunately, the potential risks from exposure to nanomaterials are not limited to the consumer. There are documented concerns regarding worker exposures as well and serious shortcomings in US occupational safety and health standards relevant to nanomaterials. The National Institute for Occupational Safety and Health (NIOSH) is in the process of determining the scope of risk characterization and remediation in the workplace[2] but this effort is preliminary.[3]

In addition to a lack of information on occupational hazards, risks to wildlife and the environment are also unknown.

The application of nanotechnologies to many sectors shows great promise, for example in the development of safer chemicals, more efficient energy sources, or improved medical devices and therapies. Our concern is that when nanomaterials are incorporated into consumer products such as food or food packaging where there is no clear benefit to society, coupled with the lack of safety standards,[4] the risks may not outweigh the benefits. Moreover, some consumer products that incorporate nanomaterials are likely to be used by children or women who are pregnant or nursing, increasing their exposure potential. As a result, we are particularly concerned about liability risks from nanotechnology in this type of consumer product.

Liability Exposure

One of the most significant concerns associated with the burgeoning field of nanotechnologies is the potential for significant liability exposure for market players, including, among others, nanomaterial and product manufacturers, and retailers who sell products to the public that contain nanomaterials for which both exposure and hazard appear likely. Some experts have already begun to provide scientific evidence of the similarities between carbon nanotubes and asbestos – probably the most notorious commercial product from a liability standpoint. Both are biopersistent, rigid elongated fibers that are unable to be destroyed by the body's immune system. At least five labs have independently reported that carbon nanotubes cause progressive, irreversible lung damage in test rodents.[5] A 2008 study further supported "asbestos-like" changes to the rodents' mesothelial lining of the body cavity. The report concluded, "[o]ur results suggest the need for further research and great caution before introducing such products into the market if long-term harm is to be avoided."[6]

Like the path followed by asbestos, nanomaterials have been enthusiastically adopted by industry, they are touted for their remarkable qualities across almost every sector of the economy, and the public health and environmental impacts have been poorly studied at the time of adoption. Even more so than asbestos, nanomaterials possess qualities (shape, size, chemical reactivity) that have the potential to make them especially risky. An independent scientific review of the available studies, including expert evaluations from the main authors of the studies, all agree that despite some recognized limitations in the available study data, "[the] findings are important for understanding the potential hazards of [multiwalled carbon

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[2] http://www.cdc.gov/niosh/topics/nanotech/

[3] Congressional Testimony of Andrew Maynard, Woodrow Wilson International Center for Scholars, Hearing on "Research on Environmental and Safety Impacts of Nanotechnology: Current Status and Planning and Implementation Under the National Nanotechnology Initiative, October 31, 2007. See also presentation of Paul A. Schulte, Ph.D., NIOSH, at the Woodrow Wilson International Center for Scholars, February 28, 2007, www.nanotechproject.org.

[4] Managing the Effects of Nanotechnology. J. Clarence Davies. http://www.nanotechproject.org/reports

[5] Reviewed in Oberdorster et al, Environ Health Perspect, 113(7): 2005

[6] Carbon nanotubes introduced into the abdominal cavity of mice show asbestos-like pathogenicity in a pilot study, C. Poland et. al., Nature Nanotechnology, May 20, 2008, http://www.nature.com/nnano/journal/v3/n7/abs/nnano.2008.111.html
See also: http://cohesion.rice.edu/CentersAndInst/icon/resources.cfm?doc_id=12299 for a further discussion of carbon nanotube studies by the International Council on Nanotechnology.

nanotubes] and should inform industrial risk management practices so that exposure to humans is limited."[7] Given the very public debate about the safety of nanomaterials, manufacturers and retailers are already on notice that there may be serious health and environmental concerns.

To the extent that nanomaterials are sold to the public at large without adequate testing to ensure safety, and without any notice or warning of their presence or potential hazard, retailers and manufacturers place themselves in potential peril. Tort claims, especially strict liability defective product claims, may be most likely to emerge following exposure to nanomaterials used in consumer products, where the greatest numbers of people are likely to experience the largest degree of exposure. Other types of claims are also possible, including public entity suits to recover the cost of responding to a health crisis or of cleaning up environmental releases. Foreign nations may also sue for damages associated with adverse impacts within their borders.

Given these circumstances, the best way to protect the public and to prevent unnecessary litigation-related financial losses may be to label all products that contain nanomaterials and to avoid producing or selling products that contain any nanomaterials that have not been subject to robust evaluation for their impacts on health and environment.[8]

We look forward to receiving your response to these questions by October 31. While there are risks from the use of nanotechnologies, we believe that there are also opportunities for companies to distinguish themselves by showing that they can respond quickly and responsibly to protect their customers, employees, and the environment as threats to public health are identified. We believe that both customers and investors respond positively to companies that show leadership on these public health issues and we hope that Kraft Foods will be step forward to show leadership in responding to the potential risks from nanomaterials.

Thank you for your attention to this matter. We look forward to your prompt response. If you would like to meet with a group of shareholders represented by this letter, please contact Karen Shapiro at 212-217-1112 or kshapiro@domini.com.

Sincerely yours,

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments

And on behalf of
Michael Passoff, Associate Director
Corporate Social Responsibility Program
As You Sow

cc: Steve Latreille, Senior Director of Investor Relations
Ellen Kennedy, Senior Social Research Analyst, Calvert Group, Ltd.

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[7] Multi-walled Carbon Nanotubes and Mesothelioma: An ICON Backgrounder, Kristen M. Kulinowski, PhD. June, 2008 http://cohesion.rice.edu/CentersAndInst/icon/resources.cfm?doc_id=12299

[8] Jennifer Sass's blog on Europe vs. USA: labeling of nano-enabled consumer products. http://switchboard.nrdc.org/blogs/jsass/europe_vs_usa_labeling_of_nano.html

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Fax Cover Sheet

RECEIVED NOV 24 2008

Date 11-24-08

To/Fax Ms. Carol Ward
Fax 847 646 2753

From Michael Passoff

Re Shareholder Resolution

Total pages being transmitted, including cover page 5

Remarks Please confirm receipt of this resolution
Thank you
Michael Passoff
415-391-3212 x 32 or michael@asyousow.org

CONFIDENTIALITY NOTICE

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

November 24, 2008

Ms. Carol Ward,
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive, Northfield,
IL 60093.

RECEIVED NOV 24 2008

Dear Ms. Ward,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Ms. Nancy Freeman, a beneficial shareholder of Kraft Foods Inc.

Ms. Freeman has held at least $2,000 worth of Kraft Foods Inc. continuously for over a year and these shares will be held through the date of the 2009 stockholders meeting. Proof of ownership is included.

I am hereby authorized to notify you that on behalf of Ms. Freeman, As You Sow is co-filing the enclosed resolution so that it will be included in the 2009 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934; and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We are co-filing this resolution with Karen Shapiro of Domini Social Investments LLC.

The resolution requests that the Board of Directors prepare a report to shareholders, prepared at reasonable expense and omitting proprietary information, on Kraft Food's policies on the use of nanomaterials in food products and packaging.

Please forward any correspondence relating to this matter to As You Sow and not to Ms. Freeman.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation

Cc: Karen Shapiro, Domini Social Investments
Julie Wakoty, Interfaith Center on Corporate Responsibility

Product Safety Report

Whereas:

Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products, known as nanomaterials. These extremely small particles create opportunities for innovation; however the scientific community has raised serious questions about safety. The processed food industry is researching and developing the use of nanomaterials, but it is not publicly known whether such materials are used in Kraft Foods products or packaging.

The novel properties of nanomaterials offer many new opportunities for food industry applications, such as potent nutritional additives, stronger flavorings and colorings, or antibacterial ingredients for food packaging. However these same properties may also result in greater toxicity for human health and the environment. Nanoparticles ingested from food or water can pass through the intestinal walls and reach the bloodstream. Because of their small size, nanoparticles are more likely to enter cells, tissues and organs where they may interfere with normal cellular function and cause damage and cell death.

Some consumer products that incorporate nanomaterials are likely to be used by children or pregnant or nursing women. Therefore, we are particularly concerned about liability from nanotechnology in this type of consumer product, including snack foods or other products marketed to children.

Nanomaterials such as silver, titanium dioxide, zinc, and zinc oxide, have been found to be highly toxic to cells in laboratory studies. These materials are used in some nutritional supplements, food packaging, and food contact materials.

Given recent scientific findings, proponents believe companies that use nanomaterials in consumer products may face significant liability and reputational risks. The insurance giant, Swiss Re, notes that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to, given the new properties -- hence different behavior -- of nanotechnologically manufactured products… …[T]hese artificially manufactured nanoparticles will be traceable back to the manufacturer, which makes the establishment of liability easier than in the case of substances that are universally present ..."

Proponents believe nanomaterials are being sold to the public at large without adequate testing to ensure safety, and often without any notice or warning of their presence or potential hazard. Proponents believe that the best way to protect the public and shareholder value is to avoid producing products with nanomaterials unless they have been subject to robust evaluation for human health and environmental safety, and to label all products that contain nanomaterials.

Resolved: Shareholders request that the Board publish by October 1, 2009, at reasonable cost and excluding proprietary information, a report on Kraft Foods' policies on the use of nanomaterials in products and packaging. This report should identify Kraft Foods product or packaging categories that currently contain nanomaterials, and discuss any initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health impacts.

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

November 24, 2008

To Whom It May Concern,

This letter is to confirm that Nancy Freeman is the beneficial owner of at least $2000 worth of Kraft Foods stock, and that these shares have been held continuously for at least one year. These shares will be held through the date of the company's next annual meeting.

Sincerely,

Maryann Simpson

Maryann Simpson
First Vice President - Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

November 21, 2008

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Kraft Foods.

The resolution asks the company's Board of Directors to:

1. Publish a report to shareholders on Kraft's policies on the use of nanomaterials in products and packaging;
2. Identify Kraft product or packaging categories that currently contain nanomaterials;
3. Discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potentially harmful consumer exposures.

I am the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Nancy G. Freeman

Nancy Freeman

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 21, 2008

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

RECEIVED DEC - 2 2008

Sent via fax: 847-646-2753

Re: Shareholder Proposal Requesting Product Safety Report

Dear Ms. Ward:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kraft Foods Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kraft Foods shares from State Street Bank, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from another shareholder. Please consider Domini Social Investments as the lead sponsor of the proposal.

I appreciate your recent phone messages updating us on your progress towards responding to our October 15th letter, and hope we can pursue further dialogue on this issue. However, due to the impending deadline for submitting shareholder resolutions, we are submitting the enclosed shareholder resolution in the interest of preserving all of our options. We hope there will be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution.

I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Product Safety Report

Whereas:

Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products, known as nanomaterials. These extremely small particles create opportunities for innovation; however the scientific community has raised serious questions about safety. The processed food industry is researching and developing the use of nanomaterials, but it is not publicly known whether such materials are used in Kraft Foods products or packaging.

The novel properties of nanomaterials offer many new opportunities for food industry applications, such as potent nutritional additives, stronger flavorings and colorings, or antibacterial ingredients for food packaging. However these same properties may also result in greater toxicity for human health and the environment. Nanoparticles ingested from food or water can pass through the intestinal walls and reach the bloodstream. Because of their small size, nanoparticles are more likely to enter cells, tissues and organs where they may interfere with normal cellular function and cause damage and cell death.

Some consumer products that incorporate nanomaterials are likely to be used by children or pregnant or nursing women. Therefore, we are particularly concerned about liability from nanotechnology in this type of consumer product, including snack foods or other products marketed to children.

Nanomaterials such as silver, titanium dioxide, zinc, and zinc oxide, have been found to be highly toxic to cells in laboratory studies. These materials are used in some nutritional supplements, food packaging, and food contact materials.

Given recent scientific findings, proponents believe companies that use nanomaterials in consumer products may face significant liability and reputational risks. The insurance giant, Swiss Re, notes that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to, given the new properties -- hence different behavior -- of nanotechnologically manufactured products… …[T]hese artificially manufactured nanoparticles will be traceable back to the manufacturer, which makes the establishment of liability easier than in the case of substances that are universally present ..."

Proponents believe nanomaterials are being sold to the public at large without adequate testing to ensure safety, and often without any notice or warning of their presence or potential hazard. Proponents believe that the best way to protect the public and shareholder value is to avoid producing products with nanomaterials unless they have been subject to robust evaluation for human health and environmental safety, and to label all products that contain nanomaterials.

Resolved: Shareholders request that the Board publish by October 1, 2009, at reasonable cost and excluding proprietary information, a report on Kraft Foods' policies on the use of nanomaterials in products and packaging. This report should identify Kraft Foods product or packaging categories that currently contain nanomaterials, and discuss any initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health impacts.

Kraft Foods

Carol J. Ward
Vice President and Corporate Secretary

December 4, 2008

VIA FEDERAL EXPRESS***FISMA & OMB Memorandum M-07-16***

Karen Shapiro
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Ms. Shapiro:

On November 24, 2008, we received your letter dated November 21, 2008 regarding Domini Social Investments' ("Domini") Rule 14a-8 proposal relating to nanomaterials. We appreciate Domini's interest in Kraft and our responsibility to consumers and the community. I believe that we have made progress towards responding to your October 15 letter. While we look forward to a constructive dialogue, because Domini's submission involves a matter relating to Kraft Foods Inc.'s 2009 proxy statement, we are sending you this letter under the proxy rules of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") to ensure that Domini understands and satisfies all requirements in connection with its submission.

To be eligible to submit a proposal for consideration at our 2009 annual meeting of shareholders, Rule 14a-8 of the Exchange Act requires that a shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The proponent must continue to hold these securities through the date of the meeting.

Following receipt of Domini's submission, we checked with Wells Fargo Bank, our transfer agent, on any potential Kraft stockholdings Domini holds of record. Wells Fargo Bank found that Domini is not a holder of record of Kraft stock.

We have not received proof of Domini's ownership of Kraft shares. I am therefore now requesting from you proof of Domini's ownership of the requisite number of Kraft shares as of the date of its submission, as required by Rule 14a-8 of the Exchange Act.

If Domini is a Kraft shareholder of record under a Wells Fargo Bank account which we have somehow missed, we apologize for not locating it in our records. If this is the case, please advise the company precisely how Domini's Kraft shares are listed on our records. Domini may also own stock which does not constitute shares of record. To the extent Domini is not a registered shareholder, please understand that the company does not know that Domini is a shareholder, or how many shares it owns. In this case, Domini must prove its eligibility in one of two ways: The first way is to submit to the company a written statement from the "record' holder of Domini's securities (usually a broker or bank) verifying that, at the time Domini submitted the proposal, it continuously held the requisite number of securities for at least one year.

The second way to prove ownership applies only if Domini filed a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins. If Domini has filed one of these documents with the Securities and Exchange Commission, it may demonstrate its eligibility by submitting to the company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; and (B) a written statement that Domini continuously held the required number of shares for the one-year period as of the date of the submission.

Please note that all of the required information set forth in this letter must be postmarked or transmitted electronically directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. For your reference, I have enclosed a copy of Rule 14a-8.

I look forward to further discussions with you on these matters and that you will feel that you are able to withdraw your proposal.

Very truly yours,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Villarreal, Irma

From: Villarreal, Irma
Sent: Thursday, December 11, 2008 4:07 PM
To: 'kshapiro@domini.com'
Cc: 'michael@asyousow.org'; Ward, Carol J
Subject: Shareholder Proposal

Hello Karen,

Further to my vmail message, I would like to introduce myself. I work with Carol Ward in the Office of the Corporate Secretary and Carol has asked me to work with you and Michael in connection with your shareholder proposal related to nanomaterials. As I mentioned to Michael in our conversation, our team has been working on responding to the questions you sent to Carol in October. Michael advised that there is a meeting of the ICCR in New York during the first week of February and we discussed having a meeting with appropriate team members from Kraft and from your organizations prior to that meeting. To that end, I will determine on our end if that timeframe makes sense for our team.

In the interim, please feel free to call me directly should you have any questions. I look forward to working with you, Michael and your respective organizations.

Best regards,
Irma Villarreal
Irma Villarreal
Chief Counsel and Assistant Corporate Secretary
Kraft Foods Inc.
847.646.4957

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Thursday, December 11, 2008 7:51 PM
To: Villarreal, Irma; kshapiro@domini.com
Cc: Ward, Carol J; agalland@asyousow.org
Subject: RE: Shareholder Proposal

Hi Irma,

I appreciate your call and Kraft's interest in dialoguing with shareholders. As we discussed on the phone, I will contact Karen and other interested shareholders about potential times to meet with Kraft. The February ICCR meetings are likely best for us but we will be glad to consider other options if that does not work out for your folks.

Please note that Amy Galland, As You Sow's research director, and I will be both be coordinating AYS efforts on this issue so please include her in future emails.

We look forward to working with you and your team,

Regards,
Michael

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St. Suite 510
San Francisco, CA 94104
415-391-3212 x32
michael@asyousow.org
www.asyousow.org
"Planting Seeds for Social Change"

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters

December 17, 2008

RECEIVED DEC 17 2008

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods
Three Lakes Drive
Northfield, IL 60093

Via fax: 847-646-2753

Re: Withdrawal of Shareholder Proposal Requesting Product Safety Report

Dear Ms. Ward:

Due to an administrative error, I am writing to inform you that Domini Social Investments LLC is withdrawing our recently submitted shareholder proposal requesting Kraft Foods to issue a product safety report. While Domini holds 5,000 shares of Kraft Foods, we first purchased our shares on November 30, 2007. Thus, we are nine days short of meeting the requirements of Rule 14a-8. I apologize for any inconvenience this has caused.

While we are withdrawing our shareholder proposal, we intend to participate in the dialogue with your colleague, Irma Villarreal, and other interested investors. Next November we will evaluate the progress our dialogue has made to determine whether to file a shareholder resolution for the 2010 proxy statement. When we believe a dialogue is proceeding in good faith, however, we are generally not inclined to file.

I can be reached at (212) 217-1112 or at kshapiro@domini.com. We look forward to following up with Ms. Villarreal.

Best regards,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Wednesday, December 17, 2008 2:45 PM
To: Villarreal, Irma
Cc: kshapiro@domini.com; 'Amy Galland'
Subject: NY meeting?

Hi Irma,

We had discussed the possibility of meeting in NY when several members of our shareholder group will be attending the ICCR meeting. The day that looks best for us is Monday Feb 2. Would that date work for your folks? And while I assume we would meet early afternoon (in case you are flying in that morning) please let me know what time might be good as well.

Thanks,
Michael

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St. Suite 510
San Francisco, CA 94104
415-391-3212 x32
michael@asyousow.org

www.asyousow.org
"Planting Seeds for Social Change"

Please consider the environment before printing this e-mail

From: Villarreal, Irma
Sent: Wednesday, December 17, 2008 3:22 PM
To: Michael Passoff
Cc: kshapiro@domini.com; 'Amy Galland'; ***FISMA & OMB Memorandum M-07-16***
Subject: RE: NY meeting?

Hello Michael,

Our Kraft team has a meeting set for this Friday afternoon. Once I have had an opportunity to meet and discuss the topic with the team, we will be in a better position to determine next steps. However, I see value in a meeting with you (telephone or in-person, depending on the circumstances) sometime in mid-January which I will propose to the team. At that meeting we can then agree about additional meetings. Can you please propose some dates in mid-January that I can suggest to our team so we can at least get that on our calendars?

thanks much,
iv
Irma Villarreal
Chief Counsel and Assistant Corporate Secretary
Kraft Foods Inc.

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Monday, December 29, 2008 6:49 PM
To: Villarreal, Irma
Subject: RE: NY meeting?

Hi Irma,

You said you would get back to me on 12/22 but I know everyone's schedule is abit crazy this time of year. What was the result of your meeting with the nano team?

I hope your holidays have been going well.
Michael

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St. Suite 510
San Francisco, CA 94104
415-391-3212 x32
michael@asyousow.org

www.asyousow.org
"Planting Seeds for Social Change"

Please consider the environment before printing this e-mail

From: Villarreal, Irma
Sent: Tuesday, December 30, 2008 9:13 AM
To: Michael Passoff
Subject: RE: NY meeting?

Hello,

Yes, we had a productive meeting and we are preparing to meet with you in mid-January. We can't set a date yet because our Executive Sponsor and our executive spokesperson are on holiday and we don't know their schedules. We are hoping to do it the week of January 19th, but again, we need to wait until next week to confirm with our execs. It will most likely be a phone meeting though because of several other events that are going on in the next few weeks that we all need to attend to.

As soon as we can confirm a date and time, I will let you know.

Happy New Year,
iv